As filed with the Securities and Exchange Commission on February 24, 2010

SEC File No. 812-______

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

In the Matter of

FFCM, LLC
FQF Trust

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM
SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1
UNDER THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

Please send all communications to:

Stacy L. Fuller, Esq.	Mark D. Perlow, Esq.
K&L Gates LLP	K&L Gates LLP
1601 K Street, NW	Four Embarcadero, Suite 1200
Washington, DC 20006	San Francisco, CA 94111
Phone: (202) 778-9475	Phone: (415) 249-1070
Fax: (202) 778-9100	Fax: (415) 882-8220

TABLE OF CONTENTS

I.	SUMMARY OF APPLICATION			1
	A.	Request for Order		1
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission		2
II.	BACKGROUND			3
	A.	Brief Overview of FQF Trust		3
	B.	Applicants’ Proposal		3
	C.	The Trust		4
	D.	The Adviser		5
	E.	The Distributor		5
	F.	Administrator/Custodian/Transfer Agent/Index Receipt Agent		5
	G.	The Underlying Indexes		6
		1.	General	6
		2.	Long-Only Indexes	6
		3.	Financial Instruments Indexes	7
	H.	Capital Structure and Voting Rights; Book-Entry of ETS		7
	I.	Investment Objectives and Principal Investment Strategies		7
		1.	Inverse Funds	7
		2.	Long/Short Funds	8
		3.	Foreign Funds	8
		4.	Fixed Income Funds	10
		5.	Correlation	10
		6.	Description of Investment Techniques	12
	J.	Exchange Listing of the ETS		14
	K.	Sales of ETS		14
		1.	General	14
		2.	Placement of Purchase Orders	16
		3.	Payment Requirements	17
		4.	Rejection of Purchase Orders for Creation Units of ETS	21
	L.	Pricing of ETS		21
	M.	Redemption		21
	N.	Dividend Reinvestment Service		24
	O.	Shareholder Transaction and Distribution Expenses		24
	P.	Shareholder Reports		24
	Q.	Sales and Marketing Materials		25
	R.	Availability of Information Regarding Funds, underlying indexes and ETS		25
		1.	General	25
		2.	IIV	27
		3.	Underlying Index Value	28
		4.	Additional Information and Data	28
	S.	Procedure by Which ETS Will Reach Investors		29
		1.	Categories of Interested Investors	29
		2.	The Prospectus	30
III.	IN SUPPORT OF THE APPLICATION			32
	A.	Summary of the Application		32
	B.	Market-Basket Products		34
	C.	ETS as a Market-Basket Alternative		34
	D.	Portfolio Management Techniques Available Through ETS		34
IV.	REQUEST FOR RELIEF			34
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		34
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		36
	C.	Exemption from the Provisions of Section 22(e)		38

	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	41
V.	EXPRESS CONDITIONS TO THIS APPLICATION		43
VI.	NAMES AND ADDRESS		44

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of FFCM, LLC FQF Trust File No. 812-______
APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I.	SUMMARY OF APPLICATION

A.           Request for Order

In this application (the “Application”), the undersigned applicants (the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, and under sections 6(c) and 17(b) of the 1940 Act for an exemption from sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”).  The requested Order would permit, among other things:

1.
shares of certain series of the FQF Trust (the “Trust”) to trade on a national securities exchange, as defined in section 2(a)(26) of the 1940 Act (each, an “Exchange”) such as the Nasdaq Stock Market, Inc. (“Nasdaq”) and the New York Stock Exchange (“NYSE”), including NYSE Arca, at negotiated market prices rather than at net asset value (“NAV”);

2.	such series’ shares to be redeemable in large aggregations only;

3.
certain Funds (as defined below) based, in whole or in part, on foreign equity securities indexes to pay redemption proceeds more than seven days after exchange-traded shares (“ETS”) are tendered for redemption; and

1 The existing entities that intend to rely on the requested Order are FQF Trust and FFCM LLC.

4.
certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment companies shares.

More generally, the Order would permit Applicants to operate certain exchange-traded funds (“ETFs”).

Applicants believe that (i) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below), and the proposed transactions are consistent with the general purposes of the 1940 Act.  The relief requested by Applicants with respect to sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and rule 22c-1 thereunder will be referred to herein as the “ETF Relief” or “Relief”.

No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

B.           Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Relief requested in this Application is similar to the relief granted by the Commission to open-end management companies (collectively, the “Prior ETFs”) pursuant to their respective applications for exemptive relief.2  The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

2 With respect to the ETF Relief, see In the Matter of Rafferty Asset Management, LLC and Direxion Shares ETF Trust, Investment Company Act Rel. Nos. 28379 (Sep. 12, 2008)(notice) and 28434 (Oct. 6, 2008)(order); In the Matter of ProShares Trust, et al., Investment Company Act Rel. Nos. 27323 (May 18, 2006)(notice) and 27394 (June 13, 2006)(order), as subsequently amended by ProShares Trust, et al., Investment Company Act Release Nos. 27323 (May 18, 2006)(notice) and 27394 (June 13, 2006)(order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 27609 (Dec. 22, 2006)(notice) and 27666 (Jan. 18, 2007)(order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 27975 (Sep. 21, 2007)(notice) and 28014(Oct. 17, 2007) (order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 28696 (Apr. 14, 2009)(notice) and 28724 (May 12, 2009)(order); In the Matter of Rydex ETF Trust, et al., Investment Company Act Rel. Nos. 25948 (Feb. 23, 2003)(notice) and 25970 (Mar. 23, 2003)(order).   With respect to investments in short positions, see In the Matter of Rafferty Asset Management, LLC and Direxion Shares ETF Trust, Investment Company Act Rel. Nos. 28889 (Aug. 27, 2009)(notice) and 28905 (Sept. 22, 2009)(order); and In the Matter of ProShares Trust, Investment Company Act Rel. Nos. 28696 (Apr. 14, 2009)(notice) and 28724 (May 12, 2009)(order).  With respect to investments in economic equivalents of the component securities of an underlying index, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Rel. Nos. 28638 (Feb. 27, 2009)(notice) and 28653 (Mar. 20, 2009)(order).

II.	BACKGROUND

A.           Brief Overview of FQF Trust

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors.  The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company that is authorized to offer an unlimited number of series (each, a “Fund”).

Each Fund will have a distinct investment objective.  Each Fund will seek to achieve, before fees, expenses and transaction costs, either (i) the inverse performance (i.e., -100%) on a monthly basis of a particular index (each such index a “Long-Only Index”) or (ii) an index that includes Financial Instruments (as defined below) (each such index a “Financial Instruments Index”).

The Long-Only Indexes include domestic equity, foreign equity or fixed income securities indexes (respectively, a “Long-Only Domestic Index,” “Long-Only Foreign Index” or “Long-Only Fixed Income Index”).  Each Fund seeking the inverse performance of a Long-Only Index is an “Inverse Fund”).  Inverse Funds based on Long-Only Domestic Indexes are “Domestic Inverse Funds.”  Inverse Funds based on Long-Only Foreign Indexes are “Foreign Inverse Funds.”  Inverse Funds based on Long-Only Fixed Income Indexes are “Inverse Fixed Income Funds.”

With respect to the Financial Instruments Indexes, Applicants believe that permitting the Trust to offer Funds based them will permit the Trust to offer a broader array of Funds.  It will also provide for more flexible portfolio management by Adviser:  a Long/Short Fund, using a Financial Instruments Index containing one or more Financial Instruments as component securities, will be able to use a replication strategy, sampling strategy or combination thereof, to invest directly in some or all of the Financial Instruments comprising such index and more closely track the returns and risks of the index.  Index Providers (as defined below) have confirmed that they could create and calculate returns, respectively, of Financial Instruments Indexes.

Funds based on Financial Instruments Indexes are “Long/Short Funds.” Funds based on Financial Instruments Indexes comprised solely of domestic equities (“Domestic Financial Instruments Indexes”) are “Domestic Long/Short Funds”  Funds based on Financial Instruments Indexes comprised of non-domestic (and domestic) equities (“Foreign Financial Instruments Indexes”) are “Foreign Long/Short Funds.”  Funds based on Financial Instruments Indexes comprised of domestic and/or foreign fixed income securities (“Fixed Income Financial Instruments Indexes”) are “Long/Short Fixed Income Funds.”  Appendix A identifies the Inverse Indexes and Financial Instruments Indexes of the Initial Funds (as defined below).

B.           Applicants’ Proposal

Each Fund will issue, on a continuous offering basis, its ETS to be listed and traded on an Exchange.  The Trust will issue, with respect to each Fund on a continuous offering basis, large blocks of ETS (“Creation Units”) of approximately 25,000 to 100,000 ETS, as will be stated in the relevant Fund’s prospectus (“Prospectus”), as contained in the Trust’s registration statement to be filed on Form N-1A (“Registration Statement”).  The size of such Creation Units will be determined by the Adviser, based in part on the estimated initial trading price per ETS of the Fund, its underlying index and anticipated investors.  Applicants expect that the initial offering price of a Creation Unit will be a minimum of $1 million.3  Individual ETS will be listed and traded on an Exchange, but they will not be individually redeemable; only ETS combined into Creation Units will be redeemable.  Creation Units will not be listed or traded on an Exchange.  Applicants intend that the initial NAV of the ETS will be established at a level convenient for trading purposes.4  Purchases and redemptions of Creation Units of the Funds may be made by means of an in-kind tender (“In-Kind Payment”) of specified securities, with any cash portion of the purchase price and redemption proceeds (“Balancing Amount”) to be kept to a minimum, all in the manner described herein.  Alternatively, purchases and redemptions of Creation Units of the Funds may be made in exchange for an all cash payment (“All Cash Payment”).  Because the Inverse Funds will typically hold instruments other than securities, purchases and redemptions of Creation Units are expected typically to be based on an All Cash Payment.  Because the Long/Short Funds will typically hold securities and instruments other than securities, purchases and redemptions of Creation Units are expected typically to be based partially on an In-Kind Payment and a cash payment.

Applicants believe that the ETS must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption.  Applicants believe that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

C.           The Trust

As discussed above, the Trust is a Delaware statutory trust, which will be registered under the 1940 Act as an open-end management investment company.  The Trust is authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., ETS).

The Trust will offer and sell ETS pursuant to a Registration Statement to be filed at a later date.  The Funds listed in Appendix A are the “Initial Funds.”  Certain of the Initial Funds are Inverse Funds (“Initial Inverse Funds”).  Other Initial Funds are

3 The Creation Unit size stated in a Prospectus may be changed from time to time if the individual ETS price of such Fund increases or decreases to such an extent that the Creation Unit price becomes unappealing to investors or arbitrageurs.

4 Applicants believe that a convenient trading range will be between $25 and $250 per ETS, and the Trust reserves the right (but is not obligated) to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from such price range.  Each shareholder will have one vote per ETS.

Long/Short Funds (“Initial Long/Short Funds”).  All of the Initial Funds are included in the defined term “Funds.”

Each Initial Inverse Fund will seek to provide investment results, before fees and expenses, that correspond to the inverse of the monthly performance of the underlying Long-Only Index.  Each Initial Long/Short Fund will seek to provide investment results, before fees and expenses, that correspond to the performance of the underlying Long/Short Index.

Applicants may offer, and seek relief herein to offer, additional Funds in the future (“Future Funds,” included in the defined term “Funds”).  Any Future Fund that relies on the requested Order will be advised by the Adviser and comply with the terms and conditions of the Application.

D.           The Adviser

The Adviser is a Delaware limited liability company, with its principal office in Stamford, Connecticut.  Each Initial Fund will be advised by the Adviser.  The Adviser will also serve as the investment adviser to any Future Fund.  The Adviser is in the process of registering as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to the Trust and any of the Funds.  The Adviser is not an affiliated person (within the meaning of section 2(a)(3) of the 1940 Act) of the Exchange on which ETS will be listed.  Any sub-adviser to the Trust or a Fund will be registered under the Advisers Act and will not be an “affiliated person” (within the meaning of section 2(a)(3) of the 1940 Act) of the Exchange on which ETS will be listed.

E.           The Distributor

A broker-dealer registered under the Exchange Act will act as the distributor and principal underwriter of the Creation Units of ETS (the “Distributor”).   The Distributor will distribute ETS on an agency basis.  The Distributor will not be affiliated with any Exchange on which ETS will be listed.  The Distributor will be identified as such in the Prospectus.

F.           Administrator/Custodian/Transfer Agent/Index Receipt Agent

The Trust may appoint the Adviser or other service providers to serve as administrator.  The Trust also may appoint other service providers to act as an administrator, custodian (“Custodian”), transfer agent (“Transfer Agent”) and index receipt agent (“Index Receipt Agent”).  The Index Receipt Agent will be responsible for transmitting the list of Deposit Securities (as defined below) to the National Securities Clearing Corporation (“NSCC”) and for the processing, clearance and settlement of purchase and redemption orders through the facilities of the Depository Trust Company (“DTC”) and NSCC on behalf of the Trust.  The Index Receipt Agent will also be responsible for the coordination and transmission of files and purchase and redemption orders between the Distributor and NSCC.

G.           The Underlying Indexes

1.           General

Each of the Initial Funds will be entitled to use its underlying index pursuant to a licensing agreement with the Index Provider.5  No Index Provider is or will be an “affiliated person,” as defined in section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Distributor, the Adviser, or any sub-adviser or promoter of any Fund.

The Adviser represents that any necessary licensing arrangements with the Index Provider, to the extent such licensing arrangements are legally required, will be in effect at the time the relevant Fund issues its first Creation Unit and secondary market trading of such ETS commences.

2.           Long-Only Indexes

The Long-Only Index underlying each Initial Inverse Fund is briefly described in Appendix A.  Each Domestic Long-Only Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.6  Each Long-Only Foreign Index is comprised of foreign equity securities.  Each Long-Only Fixed Income Index is comprised of domestic and/or foreign fixed income securities.

5 Any entity that compiles, creates, sponsors or maintains a Long-Only or Long/Short Index (“Index Provider”) will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Index Provider.

6 Applicants understand that certain Long-Only Domestic Indexes and Long/Short Domestic Indexes may include securities issued by one or more non-domestic issuers, if the relevant Index Provider believes it would be appropriate.  The securities issued by these non-domestic issuers will be shares registered for trading in U.S. markets, such as American Depositary Receipts (“ADRs”) and similar depositary receipt arrangements (collectively, “Depositary Receipts”), ordinary shares and New York Shares.  Inverse Funds based on Long-Only Domestic Indexes and Long/Short Funds based on Domestic Long/Short Indexes (together, “Domestic Funds”) will only hold ADRs to the extent they are listed on an Exchange, including Nasdaq.  In addition, such Funds will only invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored.  Neither the Adviser nor any of its affiliated persons will serve as a depository bank for any Depositary Receipts held by a Fund.  For a discussion of the Funds’ potential investments in Depositary Receipts, see below at pages 7 to 8.

3.           Financial Instruments Indexes

The Long/Short Index underlying each Initial Long/Short Fund is briefly described in Appendix A.  Each Long/Short Index is an index comprised of equity or fixed income securities and (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements, (v) forward contracts and (vi) short positions (“Shorts”) ((i)-(vi) collectively, “Financial Instruments”), and money market instruments (“Money Market Instruments”). For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements.  All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in rule 2a-7 under the 1940 Act.

H.           Capital Structure and Voting Rights; Book-Entry of ETS

Each Fund will have one class of shares, i.e., ETS.  Each ETS-holder of the Trust (“shareholders”) will have one vote per ETS with respect to matters regarding the Trust, or the respective Fund, for which a shareholder vote is required under the 1940 Act, the rules promulgated thereunder, or relevant state law.

ETS will be registered in book-entry form only and Funds will not issue individual share certificates.  No beneficial owner of ETS (referred to herein as “Beneficial Owners”) shall have the right to receive a certificate representing such ETS.  DTC, a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding ETS.  Beneficial ownership of ETS will be shown on the records of the DTC or DTC participants (e.g., broker-dealers, banks, trust companies, and other financial institutions) (“DTC Participants”).  All references herein to rights of Beneficial Owners or shareholders of ETS shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

I.           Investment Objectives and Principal Investment Strategies

As described below, all of the Funds are index funds employing the same types of investment strategies as existing closed-end funds, mutual funds and ETFs that track either the inverse performance of an index or a long/short (or market neutral) index.  The Funds will operate and be administered in a manner similar to Prior ETFs.  In addition, because the Funds will be traded on an Exchange like the Prior ETFs, the Funds will offer market participants comparable arbitrage opportunities.

1.           Inverse Funds

The Inverse Funds will seek monthly investment results, before fees, expenses and transaction costs, of the inverse (or -100%) of a Long-Only Index.  Inverse

Portfolios will hold positions in the component securities of the underlying Long-Only Index (“Component Securities”) and Financial Investments intended to create exposure equal to 100%, before fees, expenses and transaction costs, the inverse (or opposite) of an Underlying Long-Only Sub-Index.  Inverse Funds will hold Component Securities, Financial Instruments or Money Market Instruments in proportions deemed appropriate by the Adviser or sub-adviser for the Inverse Portfolios to pursue their investment objectives.  It is anticipated that, under normal circumstances, 100% of the total assets of Inverse Portfolios will be invested in Financial Instruments and Money Market Instruments.

2.           Long/Short Funds

With respect to the Long/Short Funds, 80% of each such Fund’s assets will be held in some or all of the component securities, including the specified Financial Instruments in the Long/Short Index, and/or Financial Instruments and Money Market Instruments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (“economic equivalents”).  The remaining 20% of each such Fund’s assets may be held in non-Component Securities, which include Financial Instruments, equity securities, debt securities, Money Market Instruments and cash.  Under all circumstances, each Long/Short Fund, even if permitted under the Order to hold in excess of 20% of its total assets in Financial Instruments, will comply with Section 18 of the 1940 Act, related rules and SEC staff positions.  As a result, the Long/Short Funds will be subject to the same safeguards and restrictions as all Prior ETFs.  In light of this analysis, and all other considerations, Applicants believe that permitting Funds based on Long/Short Indexes, which include Financial Instruments as component securities, would be consistent with the terms and conditions of the requested Order.

3.           Foreign Funds

Inverse Funds based on Long-Only Foreign Indexes and Long/Short Funds based on Foreign Long/Short Indexes (together, “Foreign Funds”) may invest in Depositary Receipts (including ADRs, Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)) representing the Component Securities of their respective underlying index.  Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock.  Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its underlying index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in its portfolio.

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.7  To the extent

7 With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  With respect that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange.  A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the sub-adviser deems to be illiquid or for which pricing information is not readily available.  In addition, a Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.8  Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Adviser or the sub-adviser believes that holding the Depositary Receipt, rather than the actual Underlying Security, would benefit the Fund.  This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Fund’s then-current Deposit Basket (as defined below).  For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt.  Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process.  In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Deposit Basket upon creation, and of disposing of Redemption Securities received through redemption.  In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Foreign Fund.  For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul.  In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Basket upon creation of Creation Units or distributed as Redemption Securities upon redemption of Creation Units.  This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent.  To the extent a to other Depositary Receipts, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.
8 Applicants understand that since 1984 all listed ADRs are required to be sponsored.  Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues.  Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

Foreign Fund is invested in Depositary Receipts and the underlying index contains local securities, any premium or discount between the price of the Underlying Security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its underlying index.9  Applicants expect any such impact to be insignificant as the Adviser or sub-adviser will monitor each Foreign Fund’s portfolio and take appropriate action as warranted to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities.  Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding Underlying Securities, since both are traded and priced intra-day on securities exchanges and markets.   Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on their arbitrage efficiency.  Further, Applicants believe that there will be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts.  Finally, the Applicants do not anticipate any liquidity issues with respect to any Fund’s use of Depositary Receipts.  Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Fund.

4.           Fixed Income Funds

Inverse Funds based on Long-Only Fixed Income Indexes and Long/Short Funds based on Fixed Income Long/Short Indexes are “Fixed Income Funds.”  Long-Only Fixed Income Indexes or Long/Short Fixed Income Indexes may include component bonds (and the respective Deposit Securities, as defined below) with embedded options.  Applicants expect the bonds in each such underlying index to be readily tradable on the market because each such index will be comprised of U.S. Treasury and agency securities, which are highly liquid, and/or liquid corporate and non-corporate bonds.  Thus, Applicants do not believe basing funds on underlying indexes with bonds with embedded options or including bonds with embedded options as Deposit Securities will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Funds.

5.           Correlation

The Funds will be designed to be used both by professional money managers and sophisticated retail investors as part of asset allocation or active investment strategies, to create specified investment exposure to a particular segment or segments of

9 The value of each of a Long-Only Foreign Index and a Foreign Long/Short Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

the securities market, to capitalize on expectations of one segment of the market outperforming another segment on a monthly basis, or to hedge common risk factors present in their portfolios.  Investors may also use the Funds to help diversify their overall portfolio.  It will be the policy of each Fund to pursue its investment objective in relation to its respective underlying index regardless of market conditions, trends or direction and not to take defensive positions.

The Adviser will not conduct conventional stock research or analysis, or forecast stock market movement in managing the Funds’ assets, or invest such assets in equity securities or Financial Instruments or Money Market Instruments based on the Adviser’s view of the fundamental prospects of particular companies.  While the Adviser will attempt to minimize any “tracking error” between the investment results of a particular Fund and the performance of its underlying index, certain factors may tend to cause the investment results of a Fund to vary from those of its underlying index.

Correlation is a measure of the strength of the relationship between two variables over time.  In this Application, correlation means the strength of the relationship between (i) the monthly change in a Fund’s NAV and (ii) the monthly change in the underlying index over the course of a year.  The statistical measure of correlation is known as the “correlation coefficient.” The measure can be between -1 and +1.  A correlation coefficient of +1 signifies perfect positive correlation, while a correlation coefficient of -1 signifies perfect negative correlation.  A value of zero would mean that there is no correlation between the two variables.  For the Long/Short Funds (where the change in NAV is positive for a positive change in the underlying index), the correlation coefficient will have a value between 0 and +1.  The closer the value is to +1, the stronger the correlation.  For Inverse Funds, the correlation coefficient will assume values between 0 and -1.  The closer the value is to -1, the stronger the correlation.

Applicants expect that each Long/Short Fund’s statistical correlation to the performance of its respective Long/Short Index will be .95 or greater and that the performance of each Long/Short Fund (excluding the impact of expenses and interest, if any) will have a tracking error of less than five percent (5%) over the course of a year relative to its respective underlying Long/Short Index.  Similarly, Applicants expect that each Inverse Fund’s statistical correlation to the performance of its respective underlying Long-Only Index will be -.95 or greater and that the performance of each Inverse Fund (excluding the impact of expenses and interest, if any) will have a tracking error of less than five percent (5%) over the course of a year relative to the inverse (-100%) of the performance of the relevant Long-Only Index.

6.           Description of Investment Techniques

In attempting to achieve its individual investment objectives, a Fund may invest its assets in Component Securities, Money Market Instruments and/or Financial Instruments (collectively, the “Portfolio Investments”).  To the extent applicable, each Fund will comply with the requirements of the Commission and the Commission’s staff regarding “cover” for Financial Instruments and thus may designate a significant portion of its liquid Portfolio Investments to cover such Financial Instruments.  In addition, Funds may “sweep” uninvested cash on a short-term basis into repurchase agreements, Money Market Instruments and deposit accounts.  The Funds may also engage in direct short sales of the Component Securities.10

a.           Futures Contracts

Each Fund may engage in transactions in futures contracts on the Chicago Mercantile Exchange (“CME”) or other exchanges where such contracts trade, and will only purchase and sell futures contracts traded on a U.S. exchange or board of trade.  Each Fund intends to comply with the requirements of section 4.5 of the

10 See supra note 2.

regulations promulgated by the Commodity Futures Trading Commission (“CFTC”), as it may be amended from time to time.

b.           Swap Agreements and Forward Contracts

Each Fund may enter into swap agreements and forward contracts for purposes of attempting to gain exposure to the Component Securities of its underlying index without actually purchasing such securities.  The counterparties to the swap agreements and forward contracts will primarily be major broker-dealers, but may also be banks.  The creditworthiness of each counterparty candidate will be assessed by the Adviser or sub-adviser pursuant to guidelines approved by the Trust’s Board of Trustees (the “Board” or “Trustees”) and the evaluation of existing counterparties will be reviewed periodically.  The Adviser currently expects that swap agreements will be structured as total return equity swaps or similar derivatives such as contracts for difference, but such instruments (and their use) may change as the derivatives markets continue to evolve.

The duration of each swap agreement varies with the counterparty, but is generally 1, 3, 6 or more months.   “Resets” may be required upon the occurrence of certain events defined in the swap agreement.  When a swap agreement is reset, one counterparty pays the other the amount that is owed under the agreement to that date.  Thus, upon each reset, the counterparties place themselves in a position as though the agreement had just been entered into.

c.           Money Market Instruments

Each Fund may invest in Money Market Instruments in pursuit of its investment objectives, as cover for Financial Instruments, as described above, for liquidity purposes or to earn interest.

d.           Options

Each Fund may invest in options contracts, which are agreements that grant the owner (or holder) the right, but not the obligation, to buy or sell underlying securities or commodities at fixed prices and within particular time frames in the future.

e.           Caps, Floors and Collars

Funds may invest in caps and floors, which are financial contracts that settle at a predetermined date in the future and are valued by reference to the price of a specified index, security, commodity, interest rate, foreign exchange rate or other financial metric.  A “cap”, as its name implies, pays the holder of the contract the greater of (i) the difference between the actual price or value of the reference item and a specified maximum value or cap or (ii) zero.  A “floor” entitles the contract holder to the greater of (i) the difference between the actual price or value of the reference item and a specified minimum value or floor or (ii) zero.

Funds may also enter into a combination of a cap and a floor in an arrangement referred to as a “collar.”  The cap and floor comprising a collar have the same settlement date and pertain to the same underlying index, security, commodity, interest rate, foreign exchange rate or other financial metric.

J.           Exchange Listing of the ETS

The Trust intends to submit an application to list the ETS on an Exchange.  As long as the Trust and any Fund operate in reliance on the requested Order, ETS will be listed on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of ETS.  The principal secondary market for the ETS will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”).  The Distributor will not maintain a secondary market in ETS.  ETS traded on an Exchange will be traded in a manner similar to Prior ETFs and it is expected that one or more Exchange member firms will be designated to act as a specialist (“Exchange Specialist”) or market maker (“Market Maker”) and maintain a market for the ETS trading on the Exchange.

K.           Sales of ETS

1.           General

a.           Creation Units

The Trust will offer, issue and sell ETS of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE, ordinarily 4:00 p.m. Eastern time (“E.T.”), on each day that the NYSE is open for business.  The Trust will sell and redeem Creation Units of each Fund on any day that a Fund is required to be open under section 22(e) of the 1940 Act (each such day, a “Business Day”).  Each Fund will always have a fixed number of ETS in a Creation Unit as specified in the Prospectus for such Fund.  ETS will always be listed on an Exchange and traded individually in the secondary market in the same manner as other equity securities.

As mentioned above, in order to keep costs low and permit each Fund to be as fully invested as possible, it is expected that ETS of each Fund will be purchased in Creation Units in exchange for the purchaser’s deposit of an In-Kind or All-Cash Payment, as described below.  Likewise, to keep costs low and minimize liquidity problems, it is expected that redemptions of Creation Units of ETS, when appropriate, will be made by the Trust in In-Kind or All-Cash Payments, as described below.

Inverse Funds and Long/Short Funds will generally be purchased and redeemed entirely for cash (i.e, in an All-Cash Payment).  The All-Cash Payment protocol for the purchase and redemption of Creation Units of both the Inverse and Long/Short Funds is due to the limited transferability of Financial Instruments.11

b.           Transaction Fees

The Trust may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units.  The exact amount of any such Transaction Fees will be determined by the Adviser and/or by the Trust’s Distributor or transfer agent.  The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units.  Where the Adviser permits a purchaser to make an All-Cash Payment or to substitute cash in lieu of depositing a portion of the requisite securities comprising the In-Kind Payment, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such securities, including operational processing and brokerage costs (such as part or all of the spread between the expected bid and offer side of the market relating to such securities) associated with the recent purchases and sales of the securities, Financial Instruments and Money Market Instruments held by the Fund.

The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in the Prospectus.  The method of determining the Transaction Fees and such variations or waivers thereof will be disclosed in the Prospectus or Statement of Additional Information (“SAI”).  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees may be increased, decreased, or otherwise modified.  Such changes and variations will be disclosed in an amendment or supplement to the relevant Prospectus and/or SAI.  In all cases, Transaction Fees will comply with then-existing Commission requirements applicable to management investment companies offering redeemable securities.

c.           Section 12(d)(1) Disclosure

ETS are shares of investment companies and, accordingly, the acquisition of any ETS by an investment company, whether acquired from the Trust or in the secondary market, are subject to the restrictions of section 12(d)(1) of the 1940 Act, except as permitted by exemptive relief allowing registered investment companies to

11 Each Fund may also accept All-Cash Payments or partial cash payments in lieu of equity or fixed-income securities in connection with purchases of Creation Units if such methods would reduce such Fund’s transactions costs or enhance operating efficiency.  This could likely happen where, for example, due to significant changes in an underlying index, cash may be more efficient than securities, or the purchaser is unable to deliver such securities.  In addition, each Fund may redeem wholly or partially in cash where the Fund determines in its discretion that such method is warranted.  This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain portfolio securities of the Fund, such as the presence of such portfolio securities on a redeeming investment banking firm’s restricted list.  Additionally, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an “in-kind” basis.

invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, which may include that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.  If required, disclosure to this effect will be made in the Prospectus.

2.           Placement of Purchase Orders

The Trust and Distributor will accept orders to purchase Creation Units received by at least three means.  First, they will accept orders by U.S.  mail, which is received, opened and time-stamped periodically throughout the day.  Second, the Trust and Distributor will accept orders to purchase Creation Units through the electronic order system, if any, operated by the Transfer Agent (“Order System”).  Third, Applicants also will accept telephone and facsimile orders as a third means for submitting purchase orders with respect to ETS.  All orders to purchase Creation Units will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”).

The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV.  Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. E.T.).  Thus, the Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T.  The Order Cut-Off Time will be disclosed to Authorized Participants in the Authorized Participant Agreement (both as defined below).

The Order Cut-Off Time may be truncated in the case of custom orders.  Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders and require custom orders to be placed no later than 2:00 p.m. E.T.  In addition, on days when the Exchange or bond markets close earlier than normal, the Funds may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders of Funds investing in fixed income securities is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom orders, will be disclosed in the Authorized Participant Agreement.

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant,” which is either: (i) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (ii) a Participant in DTC, which, in either case, has signed an Authorized Participant Agreement with the Distributor.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange.

Authorized Participants making an In-Kind Payment for Creation Units of ETS must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS

System as such processes have been enhanced to effect purchases and redemptions of Creation Units of ETS (such process being referred to herein as the “ETS Clearing Process”) or (2) deliver Deposit Baskets to the Trust through the facilities of DTC (i.e., outside the “ETS Clearing Process”).

Authorized Participants making an All-Cash Payment must plainly state that fact in the order form. The entire required payment must be transferred directly to the Trust through the Fed-Wire system or otherwise in the manner set forth in the Authorized Participant Agreement, by the specified time on the third Business Day following the Transmittal Date.

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of ETS to the book-entry account specified by the entity placing the order in the manner described below.  The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Order Cut-Off Time.12  The Distributor also will be responsible for delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETS.  The Distributor may delegate certain administrative tasks to an administrator.

3.           Payment Requirements

As noted above, payments for purchases of Creation Units of ETS of Long/Short Funds will be made in part by In-Kind Payments or by All-Cash Payments.  In-Kind Payments will be made by a deposit with the Trust of a “Deposit Basket” that includes (i) Deposit Securities (defined below) and (ii) a Balancing Amount (defined below).  A Deposit Basket will generally include a basket of securities (“Deposit Securities”) consisting of some or all of the securities contained in the relevant underlying index or other securities selected by the Adviser to correspond to the performance of such index for each Fund.  There will be no short positions on the list of Deposit Securities.  The Index Receipt Agent will make available through the NSCC on each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. E.T.) the list of the names and the required number of shares of each Deposit Security (based on information at the end of the previous Business Day) and the Balancing Amount in the Deposit Basket for each Fund.13

12 For an order to be in proper form, the order must conform to all the terms, conditions and times established in the Authorized Participant Agreement.

13 Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for ETS.  Applicants do not believe that All-Cash Payments will affect arbitrage efficiency.  This is because Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash.  The important function of the

To the extent a Fund seeks to hold mortgage-backed securities, the Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security (defined below) that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.14

A Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available. The Deposit Securities may change frequently or infrequently, and will change to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the Component Securities in the relevant underlying index. The “Balancing Amount” will be an amount equal to the differential, if any, between the total aggregate market value of the Deposit Securities or Redemption Securities (defined below), and the NAV per Creation Unit next determined.15  The Balancing Amount will be paid to or received from the Trust after such Creation Unit has been created and the next NAV has been calculated.

With respect to each Inverse Fund, the purchaser will make a cash payment by 12:00 p.m. E.T. on the third Business Day following the date on which the request was accepted by the Distributor (“T+3”). Purchasers must satisfy certain creditworthiness criteria established by the Adviser and approved by the Board, as provided in the Authorized Participant Agreement between the Trust and Authorized Participants.

arbitrageur is to bid the market price of ETS of any Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Deposit Basket. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying equity securities and/or Financial Instruments.

14 Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any applicable Fund.

15 The Balancing Amount is designed to be an amount sufficient to make up the difference between the sum of (i) the market value of the securities in a Deposit Basket or, in the case of redemptions, the value of the list of securities tendered by the Trust to an investor as the In-Kind Payment in connection with a redemption (“Redemption Securities”), and the value of a Creation Unit.  Applicants expect that the value of the Financial Instruments held by Funds will be included in the Balancing Amount (not as Deposit Securities or Redemption Securities) and therefore should generally increase the relative portion of cash required to bring the value of the securities being deposited (or received) up to the value of a Creation Unit.  The Balancing Amount and the Transaction Fee are referred to collectively as the “Cash Component” in connection with creations and as the “Cash Redemption Amount” in connection with redemptions.  Redemption Securities and the Cash Redemption Amount may be referred to collectively as the “Redemption Basket.”  There will be no short positions on the list of Redemption Securities.

The Deposit Securities and Redemption Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; through DTC or the CNS System for U.S. corporate and non-corporate fixed income securities (including municipal bonds but excluding U.S. government bonds),16 and Euroclear, or other foreign settlement system for non-U.S. fixed income securities. The ETS will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the ETS only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

As with the settlement of domestic ETF transactions outside of the CNS System, (i) ETS of the Fixed Income Funds and U.S. corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) will generally clear and settle through DTC, (ii) non-U.S. corporate and non-corporate bonds will clear and settle through Euroclear or another foreign clearance and settlement system, and (iii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will generally settle as follows: on settlement date (T+3) an Authorized Participant will transfer (i) Deposit Securities that are U.S. corporate and non-corporate bonds (including municipal bonds but excluding U.S. government securities) through DTC to a DTC account maintained by the Custodian, (ii) Deposit Securities that are non-U.S. fixed income securities through Euroclear or other foreign settlement system, to an account maintained by the Custodian or sub-custodian, and (iii) Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of at least 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser.

Funds will issue Creation Units of ETS and the Transfer Agent will deliver the ETS to the Authorized Participants through DTC.  DTC will then credit the Authorized Participant’s DTC account.

The clearance and settlement of redemption transactions essentially reverses the process described above.  After a Fixed Income Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Transfer Agent through DTC, the Fund will cause the Custodian to transfer the requisite Redemption Securities and any Cash Redemption Amount. On T+3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are (i) corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) to the Authorized Participant

16 Inverse Funds based on Long-Only Fixed Income Indexes and Long/Short Funds based on Long/Short Fixed Income Indexes are “Fixed Income Funds.” To the extent creation/redemption transactions for ETS of the Fixed Income Funds can clear and settle through the CNS System, Creation Units may be deposited or charged to any Authorized Participant’s DTC account through the CNS System.

through DTC, (ii) non-U.S. corporate and non-corporate bonds to the Authorized Participant through Euroclear or another foreign clearance and settlement system, and (iii) fixed income securities that are U.S. government securities, together with any Cash Redemption Amount, through the Federal Reserve System.  ETS of each such Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants.

With respect to Domestic Funds using the CNS System, Creation Units are deposited or charged to each Authorized Participant’s DTC account through the CNS System.

Since creation/redemption transactions for ETS of Fixed Income Funds will generally not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of ETS. In case of a failed delivery of one or more Deposit Securities, the Funds will hold the collateral until the delivery of such Deposit Security.  The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fund’s side of the transaction (the issuance of ETS) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transaction, the Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Redemption Amount) until the Fund’s transfer agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of ETS with the settlement of the Deposit Securities and Redemption Securities, Fixed Income Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and ETS on the same T+3 settlement cycle.  Applicants do not believe that the clearing and settlement process will affect the arbitrage of ETS of Fixed Income Funds.17

17 Applicants note that ETS of such Funds typically will trade and settle on a trade date plus three business days (T+3) basis.  Where this occurs, Applicants believe that ETS of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each ETS’s T+3 settlement date.  As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that ETS of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETS may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

4.           Rejection of Purchase Orders for Creation Units of ETS

Upon the deposit of the Deposit Basket or the All-Cash Payment, in either case with the applicable Transaction Fee, the Creation Unit(s) of ETS will be delivered to purchaser(s). As noted above, the Trust or Distributor may reject any order to purchase Creation Units that is not submitted in proper form by 4:00 p.m. E.T. on the Transmittal Date.  The Prospectus or SAI of each Fund will disclose other grounds for rejection of purchase orders, including custom orders that are not received by the applicable Order Cut-Off Time.

L.           Pricing of ETS

The secondary market price of ETS trading on an Exchange will be based on a current bid/offer market. The secondary market price of ETS of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund.  ETS will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such ETS.

No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust. Purchases and sales of ETS on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

Applicants believe that the existence of a continuous trading market on an Exchange for ETS, together with the publication by the Exchange of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of ETS.

Applicants note that the pricing of ETS by means of bids and offers on an exchange in the secondary market is no longer novel.  Applicants are aware of the marketing success of the Prior ETFs, the individual securities of which are traded on an Exchange, but which also permit on a continuous basis the creation and redemption of specified aggregations of such individual securities. Shares of Prior ETFs based on indexes generally have traded close to their respective NAVs since trading of such shares commenced.  Applicants believe that the Funds will experience similar trading patterns.  It is apparent to Applicants that an exchange-traded open-end investment company which provides a daily redemption feature affords significant possible benefits for certain types of investors.

M.           Redemption

Beneficial Owners of ETS may sell their ETS in the secondary market, but must accumulate enough ETS to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per ETS next determined after receipt of a request for redemption in good order. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of ETS of a Fund by In-Kind Payments, All-Cash Payments, or a combination of each, provided the value of each redemption payment equals the NAV per Creation Unit of ETS of such Fund.  Applicants currently contemplate that Creation Units of each Long/Short Fund generally will be redeemed in part by In-Kind Payments, as discussed below. However, in certain cases, such as where it is not possible to effect delivery of all or some of the Redemption Securities, a Long/Short Fund may redeem wholly in cash.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of section 22(e) of the 1940 Act and rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (i) any period during which the NYSE is closed other than customary weekend and holiday closings; (ii) any period during which trading on the NYSE is suspended or restricted; (iii) any period during which an emergency exists as a result of which disposal of the Portfolio Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (iv) in such other circumstances as permitted by the Commission.

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for an All-Cash Payment or, in whole or part, for an In-Kind Payment, which will be comprised of the Redemption Securities and the Balancing Amount in effect on the date a request for redemption is made, minus any Transaction Fee.18  The Index Receipt Agent, on the Trust’s behalf, will publish daily the Redemption Securities.19  In some instances, the Deposit Securities may differ slightly from the Redemption Securities because the Redemption Securities identify the portfolio securities currently held in a Fund’s portfolio and the Deposit Securities identify

18 In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date.  There will be no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or the Fund entitled to vote.  Although the ETS will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of ETS in a Creation Unit.  Therefore, in the event of a termination, the Board in its discretion could determine to permit the ETS to be individually redeemable.  In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

19 The Adviser and the Distributor will adopt a Code of Ethics as required under rule 17j-1 of the 1940 Act, which will contain provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1.  The Adviser will also adopt Policies and Procedures to Detect and Prevent Insider Trading as described in section 204A of the Advisers Act, which will be reasonably designed taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act and the Exchange Act or the rules or regulations thereunder, of material non public information.  Similarly, any sub-adviser to a Fund will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

securities to be added to the portfolio.20  The Trust will transfer the securities comprising the In-Kind Payment plus any Balancing Amount owed to the redeeming Beneficial Owner no later than the third Business Day next following the date on which a request for redemption is made.

The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including where appropriate, laws applicable to securities sold in transactions that are exempt from registration under the Securities Act.  As a general matter, the Deposit Securities and the Redemption Securities will correspond pro rata to the securities held by each Fund.  For Fixed Income Funds, however, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of such a Fund’s portfolio.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.  The Prospectus will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (‘QIB’), as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.”

Creation Units will alternatively be redeemable for an All-Cash Payment, and Inverse Funds are expected to redeem for All-Cash Payments. Redemptions will occur through procedures that are analogous (in reverse) to those for purchases. The Trust and Distributor will accept redemptions of Creation Units received by at least three means. First, they will accept redemptions by U.S. mail, which is received, opened and time-stamped prior to the Order Cut-Off Time on each Business Day. Second, the Trust and Distributor will accept redemptions of Creation Units through any Order System operated by the Transfer Agent.  Third, Applicants will accept telephone and facsimile redemptions with respect to ETS. All requests to redeem Creation Units will be required to be received by the Order Cut-Off Time in order to be processed on the Transmittal Date.

The Order Cut-Off Time for redemptions may be truncated in the case of custom requests for redemption. Specifically, the Order Cut-Off Time may be shortened by up to two hours in the case of custom requests, requiring them to be placed no later than 2:00 p.m. E.T.  In addition, on days when the Exchange or bond markets close earlier than normal, the Funds may require requests for custom redemptions of Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom redemptions of Funds with a Fixed Income Portfolio is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time,

20 Such differences would generally occur only under limited circumstances such as during periods of change in the composition of the underlying index.

exceptions to it, including for custom redemption requests, will be disclosed in the Authorized Participant Agreement.

All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of ETS of the relevant Fund, which delivery must be made to the Trust through, or outside, the ETS Clearing Process, according to the procedures set forth in the Authorized Participant Agreement. If a request for redemption is rejected by the Trust for failure to be in good order, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Authorized Participant Agreement. An entity redeeming ETS in Creation Units outside the ETS Clearing Process or through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the ETS Clearing Process, calculated in the manner as disclosed in the Prospectus and/or SAI.

N.           Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact such investor’s broker to ascertain the availability and a description of such a service through such broker.

O.           Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its ETS. Investors purchasing and selling ETS in the secondary market may incur customary brokerage commissions.  It is anticipated that the Trustees will adopt a “12b-1 Plan” for each Fund in accordance with Rule 12b-1 under the 1940 Act. The fees payable under the 12b-1 Plan may differ by Fund. The amount of the 12b-1 Plan fee for each Fund will be disclosed in its Prospectus.  The Trust does not presently intend to charge fees under the 12b-1 Plan.

P.           Shareholder Reports

The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions. The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

Q.           Sales and Marketing Materials

The materials describing ETS will not make references to redeemability of such ETS. In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual ETS trading on an Exchange are not individually redeemable and that owners of ETS may acquire and tender such ETS for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual ETS trading on an Exchange may be below, at, or above the most recently calculated NAV for such ETS. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the ETS.

R.           Availability of Information Regarding Funds, underlying indexes and ETS

1.           General

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

a.           Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

(1)           Long/Short Funds

At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket, if any, and send this information to the Index Receipt Agent. The same evening, the Index Receipt Agent will add to this the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will be available to all NSCC members and sufficient for them to calculate the IIV for the Funds during the next Business Day.21

(2)           Inverse Funds

The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Financial Instruments, although Applicants expect

21 To the extent that a Fund holds Financial Instruments, information regarding such instruments will be disclosed in an IIV File (as defined below).

that it may become so in the future.  Therefore, the Adviser has developed an “IIV File,” which it will use to disclose Funds’ holdings of Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process information regarding Financial Instruments.  The Trust, Adviser or Index Receipt Agent, on the Trust’s behalf, will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.22  The IIV File will contain, for each Fund, including each Inverse Fund, information sufficient by itself or in connection with the PCF for market participants to calculate a Fund’s IIV and effectively arbitrage the Fund.  For example, the following information would be provided in the IIV File for a Fund holding swaps, futures contracts and equity securities: (i) the total value of the equity securities held by such Fund, (ii) the notional value of the swaps held by such Fund (together with an indication of the index on which such swap is based and whether the Fund’s position is long or short), (iii) the most recent valuation of the swaps held by the Fund, (iv) the notional value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (v) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (vi) the most recent valuation of the futures contracts held by the Fund, (vii) the Fund’s total assets and total shares outstanding, and (viii) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File.  The IIV File for a Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments.  To the extent that any Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund, including each Long/Short Fund.

The information in the IIV File, either alone or together with the information on securities contained in the PCF, which will be prepared at the end of each Business Day, will be sufficient for calculation of IIV for Funds on the next Business Day. The IIV File, together with the applicable information in the PCF, will also be the basis for the next Business Day’s NAV calculation.

To the extent that any Fund is to be created or redeemed entirely for cash, the IIV File published before the open of business on a Business Day will permit NSCC participants to calculate the IIV of the Fund, as well as the amount of cash required to create a Creation Unit and to be paid upon redemption of a Creation Unit, on that Business Day.

22 Applicants understand that certain Exchanges receive PCFs from the NSCC and expect that the Primary Listing Exchange for each Fund would receive PCFs.

b.           Information Provided to General Public

The Trust (or Adviser or Index Receipt Agent, on the Trust’s behalf,) will make publicly available the portfolio holdings of each Fund.23  The full portfolio holdings of each Fund will be disclosed on the website of the Trust and/or the Primary Listing Exchange (“Website”). This Website disclosure of portfolio holdings will be made and updated daily and will include, as applicable, the names and number of shares held of each security, the specific types and characteristics of each Financial Instrument, similar information on Money Market Instruments and cash in the Fund’s portfolio.24  The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of close of the NYSE, normally 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day. The Trust or the Primary Listing Exchange will also calculate and publish the IIV and the current updated value of each underlying index every 15 seconds throughout the trading day, if such information about the underlying index is not already available from another organization authorized by the relevant Index Provider, except Underlying Fixed Income Indexes will only be calculated and published once per day, not every 15 seconds throughout the day.

With respect to each type of Financial Instrument held by a Fund, Applicants expects the following to be disclosed on the Website: (i) a description of the Financial Instrument; (ii) a statement as to whether the Fund’s position in the Financial Instrument is long or short; (iii) the most recent closing or other value of the Financial Instrument; (iv) the number of such Financial Instruments held; and (v) the aggregate notional value of such Financial Instrument.

2.           IIV

The IIV is designed to provide investors with a reference value that can be used in connection with other related market information. Applicants believe that the Primary Listing Exchange will disseminate, every 15 seconds, during regular trading

23 For so long as required by Form N-1A, the Trust will comply with its obligations to describe in the SAI its portfolio disclosure policies and procedures and to state in the Prospectus that such description with respect to each Fund is available in the SAI.

24 The information on the public Website will be the same as that disclosed to Authorized Participants in the PCF and IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the PCF/IIV File will be calculated and displayed on a per Creation Unit basis.  Both the IIV File/PCF and the Website will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information.  While Applicants intend to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so that it is compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per ETS basis.25

The Primary Listing Exchange or another third party information provider will calculate the IIV for each Fund in the manner discussed below. The Primary Listing Exchange or third party provider, as applicable, will not guarantee the accuracy or completeness of the IIV. Neither the Trust, nor the Trustees or Adviser is responsible for the calculation or dissemination of the IIV; and therefore, they make no warranty as to its accuracy, or its usefulness to traders of ETS.

The Primary Listing Exchange or third party provider will calculate the IIV throughout the trading day for each Fund by (i) calculating the current value of all securities held by the Fund, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Fund’s portfolio (“Estimated Cash”), (iii) calculating the marked-to-market gains or losses from the Fund’s swap exposure based on the underlying index percentage change, the swap costs and the notional value of the swap contracts, if any, (iv) calculating the marked-to-market gains or losses of the futures contracts and other Financial Instruments held by the Fund, if any, (v) adding the current value of equity securities, the Estimated Cash, the marked-to-market gains/losses from swaps and the futures contracts and other Financial Instruments, to arrive at a value and (vi) dividing that value by the total ETS outstanding to obtain the IIV.

3.           Underlying Index Value

Applicants understand that the value of Long-Only and Long/Short Indexes will generally be updated intra-day on a real time basis as its individual Component Securities change in price. These intra-day values of each underlying index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or another organization authorized by the relevant Index Provider.  Long-Only Fixed Income Indexes, however, are only calculated and published once a day, however – not every 15 seconds during the day.

4.           Additional Information and Data

The Trust expects to maintain a Website, which will display the Prospectus, the SAI, and quantitative information for all Funds that is updated on a daily basis, including daily trading volume, closing price and closing NAV. Also, the Primary Listing Exchange intends to disseminate a variety of data with respect to ETS on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of ETS outstanding as of the previous day’s close.

The previous day’s closing price of the securities in each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation

25 This value is variously referred to as an “Underlying Trading Value,” “Indicative Optimized Portfolio Value” (“IOPV”), and “Intraday Value,” in the prospectuses, marketing and other written materials of Prior ETFs.

systems, publications, on-line information services such as Quotron, Bloomberg or Reuters or other public sources. Similarly, the previous day’s closing price and volume of ETS will be published daily in the financial sections of many newspapers. In addition, secondary market prices and volume of ETS will be available on a real time basis throughout the trading day.  Applicants expect, given the history of the Prior ETFs, that ETS will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell ETS. Exchange listing of ETS should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

S.           Procedure by Which ETS Will Reach Investors

1.           Categories of Interested Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants. First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s ETS on the Exchange versus the Fund’s NAV, may seek to transact in Creation Units.  Applicants do not expect that arbitrageurs will hold positions in ETS for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in ETS, as well as keep the market price of ETS close to their NAV.  Third, Exchange Specialists and Market Makers, acting in the role of providing a fair and orderly secondary market for the ETS, may from time to time find it appropriate to purchase or redeem Creation Units of ETS in connection with their market-making activities. In the above examples, those who purchase ETS in Creation Units may hold those ETS or may at a later time sell such ETS into the secondary market.

Applicants believe that there is also a significant segment of institutional and sophisticated retail investors interested in buying and selling market basket index securities on an intra-day, short-term or long-term basis.  Applicants therefore expect that secondary market purchasers of ETS will include both institutional and retail investors for whom ETS provide a useful, retail-priced, exchange-traded mechanism that provides leverage and risk limited to the amount invested and/or allows for hedging or gaining “long/short” exposure.  Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market and factor risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment.  Moreover, the Applicants believe that, compared to current products and industry offerings, ETS offer market participants a more flexible, transparent, liquid and cost-efficient means to implement long/short investment strategies.

As discussed above, certain Funds intend to use Financial Instruments and investment techniques to seek to obtain the required exposure to their relevant underlying index. Applicants believe that the use of such Financial Instruments and investment techniques will neither alter the arbitrage opportunities nor inhibit arbitrage activity.  The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs.  The Adviser believes that the PCF and/or the IIV will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Exchange Specialists, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of ETS.

Furthermore, the liquidity of ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the portfolio securities held by such ETF. Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the ETS as a result of the arbitrage opportunities discussed above. No Exchange Specialist or Market Maker will be an affiliated person, within the meaning of section 2(a)(3) of the 1940 Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under sections 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act due to ownership of ETS.

2.           The Prospectus

The primary disclosure document with respect to the ETS will be the Prospectus. As with all investment company securities, the purchase of ETS in Creation Units will be accompanied or preceded by a Prospectus. In addition, a Prospectus will accompany each secondary market sale of the ETS.

The Prospectus will make clear that ETS may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will state that an investor may incur brokerage costs in purchasing enough ETS to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

Each Prospectus will state that, while Creation Units of ETS may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of ETS to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the ETS as of a recent date) and will refer the potential investor to the SAI for further information. After the ETS have traded for twelve months or more, the Prospectus and any advertising or sales literature, or the Funds’ website, relating to ETS may provide supplementary information on market premiums or discounts relative to the NAV of an ETS; this information will enable present and prospective investors of ETS to evaluate the relative desirability of the ETS’ continuous intra-day marketability.

With respect to disclosure in the Prospectus concerning the non-redeemability of ETS, the Trust and the Funds will observe the following policies: (i) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds;  (ii) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-lA or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (iii) the cover page of the Prospectus and summary will include a distinct paragraph or paragraphs setting forth the fact that ETS will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (iv) the Prospectus will disclose that the owners of ETS may acquire those ETS from a Fund, and tender those ETS for redemption to the Fund, in Creation Units only; and (v) the Prospectus will clearly disclose that individual ETS prices in the secondary market may be below, above, or at the most recently calculated NAV. All marketing materials that (i) describe the features or method of obtaining, buying or selling Creation Units, (ii) describe ETS traded on the Exchange or (iii) refer to redeemability, will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from the Fund, or tender such ETS for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the ETS.

The Prospectus will also indicate that the proposed method by which ETS will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs. Because, as described above, ETS in Creation Units will be offered continuously to the public at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and may provide examples of activities that could lead to categorization as an underwriter. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent ETS, and sells ETS directly to its customers; or, if it chooses to couple the purchase of a supply of new ETS with an active selling effort involving solicitation of secondary market demand for ETS, a broker-dealer firm and/or its client may be deemed a statutory underwriter. The Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market trading), and thus dealing with ETS that are part of an “unsold allotment” within the meaning of section 4(3)(c) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act.26

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. It will be the responsibility of broker-dealers to ensure that a prospectus or summary prospectus is delivered to secondary market purchasers of ETS.

Prospectus (or summary prospectus) is provided to each secondary market purchaser of ETS. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Prospectus and SAI for each Fund to the relevant Exchange, where they will be available for review by investors.

III.	IN SUPPORT OF THE APPLICATION

A.           Summary of the Application

Applicants seek an order from the Commission (i) permitting the Trust as an open-end investment company to issue ETS that are redeemable in large aggregations only (exemption from sections 2(a)(32) and 5(a)(1)); (ii) permitting secondary market transactions in ETS at negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from section 22(d) and Rule 22c-1); (iii) permitting certain Foreign Funds to pay redemption proceeds more than seven days after ETS are tendered for redemption; and (iv) pursuant to sections 6(c) and 17(b), permitting certain affiliated persons of the Trust to deposit securities into, and receive securities from, the Trust in connection with the In-Kind Payments for the purchase and redemption of Creation Units (exemption from sections 17(a)(1) and 17(a)(2)).

The exemptive relief specified below is requested pursuant to section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

26  Applicants note that prospectus delivery is not required in certain instances, including purchases of ETS by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETS (pursuant to section 4(4) of the Securities Act).  Also, firms that do incur a prospectus delivery obligation with respect to ETS will be reminded that Rule 153 under the Securities Act provides that a prospectus delivery obligation under section 5(b)(2) of the Securities Act that is owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request.  The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that ETS will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual ETS of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected underlying indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the underlying indexes, whether in real or synthetic form; and, in the case of certain Funds, a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the ETS of the Trust are appropriate for exemptive relief under section 6(c).

With respect to the exemptive relief specified below regarding sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the 1940 Act].

Any In-Kind Payment for both the sale and redemption of Creation Units will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV. The Deposit Basket for one or more Creation Units will be based on a standard applicable to all purchasers and valued in the same manner in all cases.  Similarly, in-kind redemptions of Creation Units will consist of a pro rata percentage of Portfolio Securities of the applicable Fund and will apply equally to all in-kind redemptions of Creation Units.  Such transactions therefore do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the In-Kind Payments for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the 1940 Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the 1940 Act.

B.           Market-Basket Products

ETS would allow investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The Long/Short Funds in particular provide a market basket approach to an investment strategy that has heretofore been unavailable to investors in a single security.

C.           ETS as a Market-Basket Alternative

Traditional open-end index mutual funds do not provide investors the ability to trade at any time during the day. ETS will be listed on an Exchange and will trade throughout the Exchange trading hours. Also, the price at which ETS trade will be disciplined by arbitrage opportunities. This creation and redemption feature should prevent ETS from trading at a material discount or premium in relation to the Fund’s NAV. The ability to purchase and redeem ETS in Creation Units also means that ETS prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

D.           Portfolio Management Techniques Available Through ETS

ETS will also offer investors and financial professionals the ability to manage their exposure to various investment characteristics on a low-cost basis and with risk of loss limited to the amount of the initial investment.  Investors purchasing ETS — even taking into account brokerage commissions — would typically pay a smaller dollar amount than would otherwise be required to achieve a similar result using different investments, and would benefit from the lower costs realized by the Funds in acquiring securities due to the Funds’ institutional brokerage relationships.

Based on the foregoing, Applicants request the exemptions set forth below.

IV.	REQUEST FOR RELIEF

A.           Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. The term “redeemable security” is defined in section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . .. is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETS could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. ETS are securities under the terms of which an owner may receive his proportionate share of the issuing Funds’ current net assets. The unusual aspect of ETS is that holders of such shares are entitled to redeem only when they are tendered in a Creation Unit.  Because the redeemable Creation Unit can be unbundled into individual ETS that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue individual ETS of Funds that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the 1940 Act. Each investor is entitled to purchase or redeem Creation Units rather than trade individual ETS of a Fund in the secondary market, and tender the resulting Creation Unit for redemption. In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual ETS for accumulation into a Creation Unit may outweigh the benefits of redemption. Moreover, listing on an Exchange will afford all holders of ETS the benefit of intra-day liquidity. Because the market price of ETS will be disciplined by arbitrage opportunities, investors should be able to buy or sell ETS in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV. For the same reason, investors should further be able to buy or sell ETS in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

Permitting Funds to be redeemed in Creation Units only does not appear to thwart the purposes of sections 2(a)(32) and 5(a)(1) or any other provision of the 1940 Act.  As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940.  Applicants believe that ETS may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect.  Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual ETS, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, Applicants hereby request that this Application be granted.

B.           Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

ETS of each Fund will be listed on an Exchange and will trade both on and away from the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.27  The purchase and sale of the ETS in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order, as required by rule 22c-1.

Applicants believe that the concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the ETS of each Fund. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers and (iii) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract

27 Consistent with rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in ETS through the facilities of such Exchange.

dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.28  Applicants believe that none of these purposes will be thwarted by permitting ETS to trade in the secondary market at negotiated prices.

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in ETS. Secondary market transactions in ETS would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in ETS should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist for ETS during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.29

With respect to the third possible purpose of section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire ETS either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such ETS; therefore, no dealer should have an advantage over any other dealer in the sale of ETS. Indeed, Applicants believe that the presence of an Exchange Specialist will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., a responsibility to effect trades to alleviate temporary disparities in supply and demand for ETS of each Fund).  Applicants also expect that Market Makers will actively compete as liquidity providers and provide a vibrant market in ETS on relevant Exchanges. In addition, secondary market transactions in ETS should generally occur at prices roughly equivalent to their NAV. If the prices for ETS of a particular Fund should fall below the proportionate NAV of the underlying assets of such Fund, an investor needs only to accumulate enough of such ETS to constitute a Creation Unit in order to redeem such ETS at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for ETS in the secondary market remains narrow.

Applicants believe that the nature of the markets in the securities comprising each underlying index will be the primary determinant of any premiums or discounts between the ETS market price and NAV. Prices in the secondary market for ETS would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund. An investor executing a trade in ETS would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust. Indeed, such an

28 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (Apr. 22, 1983).

29 This “discrimination” is no more “unjust” or a result of preferential treatment than the “discrimination” that occurs when one investor purchases shares of a mutual fund at a higher price on one day than another investor on a previous day as a result of an increase in the NAV of such shares of the mutual fund.

investor might not wish to wait for the computation of such NAV before selling or purchasing.  Applicants believe that this ability to execute a transaction in ETS at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETS in reliance on the efficiency of the market. Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective underlying index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading ETS, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of section 1 of the 1940 Act. Accordingly, Applicants hereby request that an order of exemption under section 6(c) be granted in respect of section 22(d) and rule 22c-1.

C.        Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under section 6(c) of the 1940 Act granting an exemption from the seven-day redemption delivery requirement of section 22(e) of the 1940 Act to certain Foreign Funds under the circumstances described below.30

Section 22(e) of the 1940 Act provides that, except under certain circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Investments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than seven (7) calendar days required by section 22(e).  Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of

30 Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Investments of each Foreign Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit.  With respect to Future Funds that are Foreign Funds, Applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described herein.  A redemption delivery may be delayed due to proclamation of new or special holidays,31 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours32), the elimination of existing holidays or changes in local securities delivery practices,33 could affect the information set forth herein at some time in the future.  The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Foreign Fund.

Except as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e).  Applicants suggest that a

31 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  The following are examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

32 A “typical informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

33 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by section 22(e) is not inconsistent with the standards articulated in section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

Applicants note that exemptive relief from section 22(e) substantially identical to the relief sought in this Application has been granted previously.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under section 6(c) in respect of section 22(e) with respect to the affected Foreign Funds.

D.           Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to sections 6(c) and 17(b) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”  Section 17(a)(1) of the 1940 Act, in general, makes it unlawful for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security . . . to such registered investment company or to any company controlled by such registered company [with certain exceptions not here relevant]

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person , . . . acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security [with one exception not here relevant]

An “affiliated person” of a fund, pursuant to section 2(a)(3)(A) of the 1940 Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the fund. Section 2(a)(9) of the 1940 Act provides that a control relationship will be presumed where one person owns 25% or more of another person’s voting securities.  Section 2(a)(9) also defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity, controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption under section 6(c) of the 1940 Act as well.34

One or more holders of Creation Units of a Fund could own more than 5% of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under section 2(a)(3)(A) or section 2(a)(3)(C) of the 1940 Act.  Also, the Exchange Specialist or Market Maker for ETS of any relevant Funds might accumulate, from time to time, more than 5%, or in excess of 25%, of ETS of one or more Funds.  Such persons would therefore be deemed to be affiliates of the Trust or such Funds under section 2(a)(3) of the 1940 Act. For so long as such holders of Funds were deemed to be affiliates, section 17(a)(1) could be read to prohibit such person from making an In-Kind Payment for a Creation Unit (an “in-kind” purchase); likewise, section 17(a)(2) could be read to prohibit such persons from receiving an In-Kind Payment in connection with a redemption from such Fund.  Applicants request an exemption to permit In-Kind Payments by persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the outstanding ETS of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or, (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of ETS in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  All Creation Units will be issued and redeemed in the same manner, with Portfolio Securities deposited and redeemed approximately pro rata of a Fund’s holdings.  There will be no discrimination among purchasers and redeemers. In all cases, the Deposit Securities and Redemption Securities, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as those securities currently held by the relevant Fund for purposes of calculating NAV.  Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of In-Kind Payments for redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Also, the valuation of In-Kind Payments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its underlying index and therefore help the Fund to achieve its objectives.  Applicants do not believe that In-Kind Payments for purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that In-Kind Payments

34  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by section 17(a).

for purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards, and contributed and redeemed approximately on a pro rata basis.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

1.           The Prospectus will clearly disclose that, for purposes of the 1940 Act, ETS are issued by the Funds and the acquisition of ETS by investment companies is subject to the restrictions of section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

2.           As long as the Trust operates in reliance on the requested Order, the ETS will be listed on an Exchange.

3.           Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. The Prospectus will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only.

4.           The Trust’s website, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price or the midpoint of the bid-ask spread at the time the NAV is calculated (“Bid/Ask Price”) against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price or Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.           The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and closing price or Bid/Ask Price, and (ii) the cumulative total return of the relevant underlying index.

6.           The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of the Funds.

VI.	NAMES AND ADDRESS

All correspondence concerning this Application should be directed to the persons listed on the facing page of this Application.  The following are the names and address of the Applicants.

FFCM, LLC
FQF Trust
81 Orchard Street
Cos Cob, CT

Date:	February 24, 2010
FQF Trust

/s/ Kishore Karunakaran
Kishore Karunakaran
Initial Trustee

FFCM, LLC

/s/ Kishore Karunakaran
Kishore Karunakaran
President and
Chief Operating Officer

VERIFICATIONS

The undersigned states that (i) he has duly executed the attached Application, dated February 24, 2010, for and on behalf of FFCM LLC; (ii) that he is the President and Chief Operating Officer thereof; and (iii) all action by members, trustees, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FFCM LLC

By: /s/ Kishore Karunakaran
Kishore Karunakaran
President and Chief Operating Officer

The undersigned states that (i) he has duly executed the attached Application, dated February 24, 2010, for and on behalf of FQF Trust; (ii) that he is a Trustee thereof; and (iii) he is authorized to execute and file such instrument. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FQF Trust

By: /s/ Kishore Karunakaran
Kishore Karunakaran
Trustee